LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 26, 2026

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226

Dear Ms. Hamilton:

This correspondence responds to additional comments provided telephonically from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 7, 2026 with respect to correspondence filed by the Trust via EDGAR on October 24, 2025 (the “Correspondence”). The Correspondence was filed in response to Staff comments in connection with the Staff’s periodic review pursuant to Section 408 of the Sarbanes-Oxley Act of the annual shareholder reports on Form N-CSR with respect to the following series of the Trust (each, a “Fund” and collectively, the “Funds”):

Series Identifier	Fund Name	Fiscal Year End	N-CSR Filing Date
S000066967	Core Alternative ETF	4/30/2025	7/2/2025
S000075991	Teucrium Agricultural Strategy No K-1 ETF	12/31/2024	3/10/2025
S000089250	Teucrium 2x Daily Corn ETF	12/31/2024	3/10/2025
S000089252	Teucrium 2x Daily Wheat ETF	12/31/2024	3/10/2025
S000076366	STF Tactical Growth & Income ETF	3/31/2025	6/6/2025
S000076367	STF Tactical Growth ETF	3/31/2025	6/6/2025
S000065986	Wahed FTSE USA Shariah ETF	5/31/2025	8/8/2025
S000074340	Wahed Dow Jones Islamic World ETF	5/31/2025	8/8/2025

Each Staff comment is set forth below followed by the Trust’s response to such comment. To the extent a response indicates a change in disclosure, such change will be made in the next regularly scheduled filing, unless otherwise noted below.

General

1.Staff Comment:    We note that the letter does not include reference to the Wahed FTSE USA Shariah ETF and Wahed Dow Jones Islamic World ETF. Please confirm these Funds should have been included in the Correspondence.

Response:    The Trust confirms that the Correspondence should have referenced these Funds and has added reference to these Funds to the table above.

STF Tactical Growth & Income ETF and Core Alternative ETF

2.Staff Comment: We note that in Response to Staff Comment #2 in the Correspondence, the Trust indicated that “[a]ny required notices pursuant to Section 19(a) of the 1940 Act are posted to the Fund’s website.” Please provide a link in correspondence to any such postings on the Fund’s website.

Response:    The Trust responds by providing links to these notices currently posted on the website for the applicable Funds as follows:

STF Tactical Growth & Income ETF: https://stfm.com/etf/tugn/
The Fund’s website is listed above. On the website, next to the header “Distribution,” please click the link titled “19A-1 Download.” The Section 19(a) notices are included in the downloaded folder.

Core Alternative ETF: https://corealtfunds.com/OEI#
The Fund’s website is listed above. On the website, under the header “Fund links,” please click the link titled “Distribution Notifications.” The Section 19(a) notices are included under that link.

Teucrium 2x Daily Corn ETF and Teucrium 2x Daily Wheat ETF

3.Staff Comment: We note that in Staff Comment #5 in the Correspondence, the Staff noted that the fee table in the prospectus dated does not match the financial highlights, and that certain expenses appear to have been omitted from the fee table and there is no footnote to the fee table stating that amounts have been restated or that there were amounts that were considered to be extraordinary. In response, the Trust indicated it “will reconcile the disclosures in future prospectuses and shareholder reports.” Please confirm whether or not this is a material item for the prospectus.

Response:    The Trust confirms that the Prospectus fee table is currently correct and that any reconciliation-related change will not materially impact the Fund's expense ratio disclosed in its fee table.

STF Tactical Growth & Income ETF and STF Tactical Growth ETF

4.Staff Comment: We note that in Staff Comment #10 in the Correspondence, the Staff commented that the Adviser was identified as the chief operating decision maker (“CODM”) per ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which deals with segment reporting, and to explain how all personnel at the Adviser were a group for purposes of determination of the CODM, citing GAAP in your analysis and, if incorrectly identified, to please correct in future reports. In response, the Trust noted it would clearly indicate the title and position of the individual, or name of the group or committee at the Adviser that is designated as the CODM in future reports. Please supplementally confirm in this correspondence who the current CODM is and reference this person in future reports.

Response:    The Trust responds by supplementally confirming that Jonathan Molchan, who is a named portfolio manager for each Fund, serves as the CODM for each Fund.

Core Alternative ETF

5.Staff Comment: We note the Staff noted in Comment #17 in the Correspondence that the response to Item 11 in Form N-CSR was marked as “not applicable” and requested an explanation under applicable rules. In response, the Trust noted that it did not approve an investment advisory contract during the most recent fiscal half year and that disclosure required by Item 11 was included in a prior N-CSR filing. We note that in such circumstances, in lieu of marking “not applicable,” it would be appropriate for a Fund to carry forward the reference from the prior N-CSR filing.

Response:    The Trust acknowledges the Staff's comments, and going forward, will note that a discussion of the basis for the most recent approval of the investment advisory contract can be reviewed in the prior report.

*	*	*

If you have any questions regarding this correspondence or the responses herein, please do not hesitate to contact the undersigned at 608-716-8890.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary
3